82-1561



HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability



Interim Results 2005/06

SUPPL

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2005, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$7,649 million and earnings per share was HK$4.22. This profit figure included a revaluation surplus on investment properties net of deferred tax of HK$5,300 million and represents an increase of HK$5,861 million or 328% over the restated consolidated net profit for the same period in the previous financial year.

If the revaluation surplus on investment properties net of deferred tax were not to be taken into account, the underlying net profit for the period would be HK$2,358 million, showing an increase of HK$1,072 million over the restated underlying net profit of HK$1,286 million for the same period in the previous financial year. Underlying earnings per share was HK$1.29, representing an increase of 83% over that for the same period in the previous financial year. The increase was mainly attributed to the completion of the entire "Grand Promenade" development project during the period under review which accounted for an after-tax profit of HK$600 million and the net non-operating income of HK$651 million from the privatisation of Henderson China and Henderson Cyber.

The Board has resolved to pay an interim dividend of HK$0.40 per share to shareholders whose names appear on the Register of Members of the Company on 26th April, 2006.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 24th April, 2006 to Wednesday, 26th April, 2006, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 21st April, 2006. Warrants for the interim dividend will be sent to shareholders on or before Friday, 28th April, 2006.

dlw 5/24

CONSOLIDATED PROFIT AND LOSS ACCOUNT — UNAUDITED

	Notes	For the six months ended 31st December, 2005 HK$'000	2004 restated HK$'000
Turnover	3	**2,732,704**	2,561,816
Direct costs		**(1,545,823)**	(1,188,793)
		1,186,881	1,373,023
Other revenue	4	**91,533**	33,849
Other net (loss) / income	4	**(9,219)**	5,857
Selling and marketing expenses		**(146,634)**	(136,902)
Administrative expenses		**(357,810)**	(300,283)
Other operating expenses		**(18,408)**	(30,288)
Profit from operations		**746,343**	945,256
Increase in fair value of investment properties		**5,018,546**	593,241
Finance costs	6(a)	**(220,048)**	(34,167)
Non-operating income	5	**653,163**	38
		6,198,004	1,504,368
Share of profits less losses of associates		**1,101,337**	773,832
Share of profits less losses of jointly controlled entities		**2,216,808**	80,990
Profit before taxation	6	**9,516,149**	2,359,190
Income tax	7	**(881,101)**	(218,574)
Profit for the period		**8,635,048**	2,140,616
Attributable to:			
Equity shareholders of the Company		**7,649,490**	1,788,644
Minority interests		**985,558**	351,972
Profit for the period		**8,635,048**	2,140,616
Interim dividend declared after the interim period end	8(a)	**725,832**	725,832
Earnings per share	9	**HK$4.22**	HK$0.99

CONSOLIDATED BALANCE SHEET

	Notes	At 31st December, 2005 unaudited HK$'000	At 30th June, 2005 restated audited HK$'000
Non-current assets			
Fixed assets			
— Investment properties		**51,045,501**	44,343,441
— Interests in leasehold land held for own use under operating leases		**241,315**	243,363
— Other fixed assets		**2,669,037**	2,654,516
		53,955,853	47,241,320
Interest in associates		**15,518,756**	14,711,419
Interest in jointly controlled entities		**16,604,992**	13,395,907
Instalments receivable	10(a)	**883,605**	1,009,083
Long term receivable		**124,997**	132,863
Other financial assets		**511,004**	417,266
Deferred tax assets		**145,194**	235,618
		87,744,401	77,143,476
Current assets			
Leasehold land		**5,333,823**	4,809,790
Properties held for / under development for sale		**9,855,456**	8,845,927
Completed properties for sale		**5,229,886**	5,455,546
Inventories		**54,081**	46,783
Amounts due from customers for contract work		**11,077**	63,001
Deposits for acquisition of properties		**635,392**	1,869,728
Loans receivable		**31,636**	31,636
Debtors, prepayments and deposits	11	**1,786,868**	1,567,039
Instalments receivable	10(b)	**314,809**	497,262
Cash held by stakeholders		**53,116**	55,896
Pledged bank deposits		**20,205**	20,205
Cash and cash equivalents		**5,503,054**	4,335,458
		28,829,403	27,598,271

		At 31st December, 2005	At 30th June, 2005
		unaudited	restated audited
		HK$'000	HK$'000
Current liabilities			
Bank loans and overdrafts			
— Secured		**135,090**	93,127
— Unsecured		**4,258,193**	3,004,237
Obligations under finance leases		**116**	114
Guaranteed convertible notes		**154,472**	186,875
Forward sales deposits received		**479,763**	356
Rental and other deposits		**429,874**	403,274
Creditors and accrued expenses	12	**2,466,640**	1,805,791
Amounts due to customers for contract work		**114**	8,245
Current taxation		**376,735**	590,247
		8,300,997	6,092,266
Net current assets		**20,528,406**	21,506,005
Total assets less current liabilities		**108,272,807**	98,649,481
Non-current liabilities			
Bank loans			
— Secured		**89,986**	135,679
— Unsecured		**13,116,077**	12,778,720
Obligations under finance leases		**350**	416
Amount due to a fellow subsidiary		**4,177,032**	1,321,124
Deferred tax liabilities		**5,563,752**	4,675,687
		22,947,197	18,911,626
NET ASSETS		**85,325,610**	79,737,855
CAPITAL AND RESERVES			
Share capital		**3,629,160**	3,629,160
Reserves		**68,848,341**	62,062,743
Total equity attributable to equity shareholders of the Company		**72,477,501**	65,691,903
Minority interests		**12,848,109**	14,045,952
TOTAL EQUITY		**85,325,610**	79,737,855

Notes on the Consolidated Profit and Loss Account and Consolidated Balance Sheet (unaudited)

1 **BASIS OF PREPARATION**

These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2005 annual accounts, except for the accounting policy changes that are expected to be reflected in the 2006 annual accounts. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements are unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the HKICPA.

The financial information relating to the financial year ended 30th June, 2005 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30th June, 2005 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 28th September, 2005.

2 **CHANGES IN ACCOUNTING POLICIES**

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1st January, 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual accounts for the year ending 30th June, 2006, on the basis of HKFRSs currently in issue.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1st July, 2005 which have been reflected in these interim financial statements.

(a) **Summary of the effect of changes in the accounting policies**

The following tables sets out the adjustments that have been made to the opening balances at 1st July, 2005 and 2004. These are the aggregate effect of retrospective adjustments to the net assets as at 30th June, 2005 and 2004 and the opening balance adjustments made as at 1st July, 2005.

(i) Effect on opening balance of total equity at 1st July, 2005 and 2004 (as adjusted)

		Retained profits		Other reserves		Total		Minority interests		Total equity	
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Note	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Effect of new policy (increase/(decrease))											
Prior period adjustments:											
HKAS 17											
Leasehold land and buildings	2(c)	78,681	70,393	(668,296)	(668,296)	(589,615)	(597,903)	(212,774)	(215,765)	(802,389)	(813,668)
HK Int 2											
Hotel properties	2(d)	(108,683)	(93,074)	(308,779)	(251,229)	(417,462)	(344,303)	(206,189)	(198,609)	(623,651)	(542,912)
Total decrease in equity before opening balance adjustments		(30,002)	(22,681)	(977,075)	(919,525)	(1,007,077)	(942,206)	(418,963)	(414,374)	(1,426,040)	(1,356,580)
Opening balance adjustments											
HKFRS 3											
Goodwill	2(b)	1,521,337	—	(1,433,932)	—	87,405	—	31,542	—	118,947	—
HKAS 39											
Available-for-sale securities	2(e)	—	—	910	—	910	—	—	—	910	—
Guaranteed convertible notes	2(e)	(791)	—	35,536	—	34,745	—	—	—	34,745	—
Total effect at 1 July		1,490,544	(22,681)	(2,374,561)	(919,525)	(884,017)	(942,206)	(387,421)	(414,374)	(1,271,438)	(1,356,580)

(ii) Effect on profit after taxation for the six months ended 31st December, 2005 and 2004

		Equity shareholders of the Company		Minority interests		Total	
		2005	2004	2005	2004	2005	2004
	Note	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Effect of new policy (increase/(decrease))							
HKFRS 3							
Amortisation of goodwill	2(b)	18,661	—	6,734	—	25,395	—
HKAS 17							
Leasehold land and buildings	2(c)	4,196	4,117	1,514	1,485	5,710	5,602
HK Int 2							
Hotel properties	2(d)	(7,572)	(7,577)	(1,165)	(1,165)	(8,737)	(8,742)
HKAS 39							
Available-for-sale securities	2(e)	(45,799)	—	(2,591)	—	(48,390)	—
Guaranteed convertible notes	2(e)	(692)	—	—	—	(692)	—
Total effect for the period		(31,206)	(3,460)	4,492	320	(26,714)	(3,140)

(b) **Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)**

In prior years:

— positive or negative goodwill which arose prior to 1st July, 2001 was written off on acquisition or credited to reserve on consolidation at the time it arose, and was not recognised in the profit and loss account until disposal or impairment of the acquired business;

— positive goodwill which arose on or after 1st July, 2001 was amortised on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment; and

— negative goodwill which arose on or after 1st July, 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired or when the underlying non-monetary assets are disposed, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the profit and loss account as those expected losses were incurred.

With effect from 1st July, 2005, in accordance with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1st July, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the profit and loss account as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1st July, 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the profit and loss account for the six months ended 31st December, 2005. This has increased the profit attributable to equity shareholders for the six months ended 31st December, 2005 by HK$18,661,000.

In addition, the Group's reserve on consolidation of HK$1,433,932,000 has been transferred to retained profits as a result of the adoption of HKFRS 3. There is no impact on the Group's net assets as at 31st December, 2005 and 30th June, 2005.

In respect of negative goodwill recognised on the face of balance sheet in prior years, the carrying amount of such negative goodwill as of 1st July, 2005 was derecognised and the change in the policy was adopted by increasing the opening balance of retained profits as of 1st July, 2005 by HK$87,405,000. Comparative amounts have not been restated as permitted by the transitional arrangements of HKFRS 3.

(c) **Leasehold land and buildings (HKAS 17, Leases)**

In prior years, the Group's leasehold land and buildings were stated at cost less accumulated depreciation, except for certain leasehold land and buildings held by a listed associate of the Group which were stated at revalued amount, and movements of the Group's share of revaluation surpluses

or deficits were normally taken to the property revaluation reserve.

With the adoption of HKAS 17 as from 1st July, 2005, the Group's interests in leasehold land are accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be split reliably from the fair value of the leasehold interests in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Where the two elements cannot be split reliably, the entire lease is classified as a finance lease and carried at cost less accumulated depreciation. Leasehold land under operating leases will no longer be revalued. Instead, any pre-paid land premiums for acquiring the land leases, or other lease payments, are amortised on a straight-line basis over the lease term and recognised in the profit and loss account immediately. Any building which are situated on such land leases are also stated at cost less accumulated depreciation, rather than at fair value, to be consistent with the new policy required to be adopted for the land element.

This change in accounting policy has been adopted retrospectively by decreasing the opening balance of property revaluation reserve as of 1st July, 2005 by HK$668,296,000 (1st July, 2004: HK$668,296,000) and increasing the opening balance of retained profits as of 1st July, 2005 by HK$78,681,000 (1st July, 2004: HK$70,393,000). As a result of this policy, the profit attributable to equity shareholders for the six months ended 31st December, 2005 has increased by HK$4,196,000 (2004: HK$4,117,000).

In addition, certain leasehold land interests with a net book value of HK$26,603,000 as at 1st July, 2005 previously included in "other land and buildings" are reclassified to "interests in leasehold land held for own use under operating leases" with the comparative figures restated to conform with the current period's presentation. There is no impact on the Group's net assets as at the period end / year end and on the Group's profit attributable to equity shareholders for the periods presented.

(d) **Hotel properties (HK Interpretation 2, The appropriate policies for hotel properties ("HK Int 2") and HKAS 17, Leases)**

In prior years, the Group's hotel properties were stated at their open market value based on an annual professional valuation and no depreciation was provided on hotel properties held on lease of more than 20 years.

Upon the adoption of HK Int 2 as from 1st July, 2005, all owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits and property revaluation reserve as of 1st July, 2005 have reduced by HK$108,683,000 (1st July, 2004: HK$93,074,000) and HK$308,779,000 (1st July, 2004: HK$251,229,000) respectively. In addition, the change has reduced the profit attributable to equity shareholders for the six months ended 31st December, 2005 by HK$7,572,000 (2004: HK$7,577,000).

In addition, with the adoption of HKAS 17, the leasehold interests in the land element with a net book value of HK$216,760,000 as at 1st July, 2005 are reclassified to "Interests in leasehold land held for own use under operating leases" with the comparative figures restated to conform with the current period's presentation. There is no impact on the Group's net assets as at the period end / year end and on the Group's profit attributable to equity shareholders for the periods presented.

(e) **Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)**

In prior years, the accounting policies for certain financial instruments were as follows:

— equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision;

— other non-current investments were stated at fair value with changes in fair value recognised in the profit and loss account; and

— guaranteed convertible notes issued were stated at amortised cost.

With effect from 1st July, 2005, and in accordance with HKAS 39, the following new accounting policies are adopted for the financial instruments mentioned above:

— All non-trading investments are classified as available-for-sale securities and carried at fair value. Changes in fair value are recognised in equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in the fair value reserve in respect of the investment is transferred to the profit and loss account for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale equity securities is recognised directly in equity.

  This change was adopted by increasing the opening balance of fair value reserve as at 1st July, 2005 by HK$910,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

  As a result of this new policy, the profit attributable to equity shareholders for the six months ended 31st December, 2005 has decreased by HK$45,799,000 and the fair value reserve has increased by the same amount.

— Guaranteed convertible notes issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits).

  This change was adopted by increasing the opening balance of the capital reserve as of 1st July, 2005 of HK$35,536,000 and decreasing the retained profits of HK$791,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

  As a result of this new policy, the profit attributable to the equity shareholders for the six months ended 31st December, 2005 has decreased by HK$692,000.

(f) **Changes in presentation (HKAS 1, Presentation of financial statements)**

(i) Presentation of share of associates' and jointly controlled entities' taxation (HKAS 1, Presentation of financial statements)

In prior years, the Group's share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1st July, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before taxation. These changes in presentation have been applied retrospectively with comparatives restated.

(ii) Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated profit and loss account as a deduction before arriving at the profit attributable to equity shareholders.

With effect from 1st July, 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the total equity attributable to equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the period between the minority interests and the equity shareholders.

The presentation of minority interests in the consolidated balance sheet, profit and loss account and statement of changes in equity for the comparative period has been restated accordingly.

3 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	— development and sale of properties
Property leasing	— leasing of properties
Finance	— provision of financing
Building construction	— construction of building works
Infrastructure	— investment in infrastructure projects
Hotel operation	— hotel operations and management
Department store operation	— department store operations and management
Others	— investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the six months ended 31st December, 2005

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	403,065	1,080,635	67,665	740,730	92,368	67,017	71,116	210,108	—	2,732,704
Other revenue (excluding bank interest income)	—	2,062	1,398	889	573	60	772	22,115	—	27,869
External revenue	403,065	1,082,697	69,063	741,619	92,941	67,077	71,888	232,223	—	2,760,573
Inter-segment revenue	—	67,006	545	262,885	—	—	3	14,932	(345,371)	—
Total revenue	403,065	1,149,703	69,608	1,004,504	92,941	67,077	71,891	247,155	(345,371)	2,760,573
Segment results	111,846	681,842	70,884	31,980	51,695	(668)	5,544	(63,945)		889,178
Inter-segment transactions	4,911	(35,211)	(545)	(16,481)	—	24,927	8,371	1,912		(12,116)
Contribution from operations	116,757	646,631	70,339	15,499	51,695	24,259	13,915	(62,033)		877,062
Bank interest income										63,664
Unallocated operating expenses net of income										(194,383)
Profit from operations										746,343
(Decrease)/increase in fair value of investment properties	(5,824)	5,024,370	—	—	—	—	—	—		5,018,546
Finance costs										(220,048)
Non-operating income										653,163
										6,198,004
Share of profits less losses of associates										1,101,337
Share of profits less losses of jointly controlled entities	658,559	1,576,395	3,641	4,110	—	(25,946)	—	49		2,216,808
Profit before taxation										9,516,149
Income tax										(881,101)
Profit for the period										8,635,048

For the six months ended 31st December, 2004 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	569,070	1,025,123	47,071	296,310	152,851	66,100	64,800	340,491	—	2,561,816
Other revenue (excluding bank interest income)	—	2,795	1,396	974	979	—	755	13,091	—	19,990
External revenue	569,070	1,027,918	48,467	297,284	153,830	66,100	65,555	353,582	—	2,581,806
Inter-segment revenue	—	84,843	837	106,546	—	—	—	13,111	(205,337)	—
Total revenue	569,070	1,112,761	49,304	403,830	153,830	66,100	65,555	366,693	(205,337)	2,581,806
Segment results	102,282	703,878	43,017	77,937	107,243	(3,517)	4,429	52,515		1,087,784
Inter-segment transactions	16,801	(34,318)	(837)	(22,215)	—	24,910	8,311	5,420		(1,928)
Contribution from operations	119,083	669,560	42,180	55,722	107,243	21,393	12,740	57,935		1,085,856
Bank interest income										13,859
Unallocated operating expenses net of income										(154,459)
Profit from operations										945,256
Increase in fair value of investment properties	—	593,241	—	—	—	—	—	—		593,241
Finance costs										(34,167)
Non-operating income										38
										1,504,368
Share of profits less losses of associates										773,832
Share of profits less losses of jointly controlled entities	10,247	63,288	6,342	2,760	—	—	—	(1,647)		80,990
Profit before taxation										2,359,190
Income tax										(218,574)
Profit for the period										2,140,616

Geographical segments:

	Hong Kong HK$'000	The People's Republic of China ("PRC") HK$'000	Consolidated HK$'000
For the six months ended 31st December, 2005			
Turnover	**2,607,430**	**125,274**	**2,732,704**
Other revenue (excluding bank interest income)	**24,652**	**3,217**	**27,869**
External revenue	**2,632,082**	**128,491**	**2,760,573**
For the six months ended 31st December, 2004			
Turnover	2,367,891	193,925	2,561,816
Other revenue (excluding bank interest income)	18,272	1,718	19,990
External revenue	2,386,163	195,643	2,581,806

4 OTHER REVENUE AND OTHER NET (LOSS) / INCOME

	For the six months ended 31st December	
	2005	2004 restated
	HK$'000	HK$'000
Other revenue:		
Interest income	**75,583**	22,814
Others	**15,950**	11,035
	91,533	33,849
Other net (loss) / income:		
Profit on disposal of fixed assets	**328**	5,309
Others	**(9,547)**	548
	(9,219)	5,857

5 NON-OPERATING INCOME

	For the six months ended 31st December	
	2005	2004
	HK$'000	HK$'000
Excess of interest in fair values of the acquirees' identifiable net assets over cost of business combination (Note (i))	**812,524**	—
Impairment loss on positive goodwill (Note (ii))	**(161,846)**	—
Net unrealised gain on other investments	**—**	24,056
Amortisation of goodwill	**—**	(24,344)
Others	**2,485**	326
	653,163	38

Notes:

(i) The amount is arisen from the privatisation of Henderson China Holdings Limited on 15th August, 2005.

(ii) On 8th December, 2005, a non wholly-owned subsidiary, Henderson Cyber Limited ("Henderson Cyber") was privatised jointly by the Group's subsidiary, Henderson Investment Limited ("Henderson Investment") and an associate, The Hong Kong and China Gas Company Limited. Upon the privatisation, there is an excess of Henderson Investment's total cost of acquisition over its interest in the net assets value of Henderson Cyber. This has given rise to goodwill of approximately HK$162 million. By reference to the cash flow forecast, the directors are of the opinion that the goodwill arising on the privatisation was impaired and full impairment loss was made as at 31st December, 2005.

6 PROFIT BEFORE TAXATION

The consolidated profit before taxation for the period is arrived at after charging / (crediting):

(a) Finance costs:

	For the six months ended 31st December	
	2005	2004
	HK$'000	HK$'000
Interest on borrowings	**378,811**	87,625
Other borrowing costs	**18,359**	42,220
	397,170	129,845
Less: Amount capitalised*		
— interest on borrowings	**(177,122)**	(58,456)
— other borrowing costs	**—**	(37,222)
	220,048	34,167

* The borrowing costs have been capitalised at rates ranging from 4.16% to 4.40% (2004: from 1.28% to 1.68%) per annum.

(b) Items other than those separately disclosed in notes 3 to 6(a):

	For the six months ended 31st December	
	2005	2004 restated
	HK$'000	HK$'000
Amortisation and depreciation	**66,173**	66,517
Less: Amount capitalised	**(45)**	(13)
	66,128	66,504
Staff cost	**439,011**	407,955
Less: Amount capitalised	**—**	(16,164)
	439,011	391,791
Amortisation of land lease premium	**2,048**	2,048
Cost of sales		
— completed properties for sale	**250,376**	380,289
— inventories	**79,543**	68,412
Bad debts written off	**22**	10,750
Reversal of impairment loss on properties under development held for own use	**(22,324)**	—
Provision for diminution in value of completed properties for sale	**5,064**	—
Write-back of provision for diminution in value of completed properties for sale	**(14,227)**	—
Share of associates' taxation	**142,922**	167,249
Share of jointly controlled entities' taxation	**465,119**	9,926

7 INCOME TAX

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31st December	
	2005	2004 (restated)
	HK$'000	HK$'000
Current tax		
— Provision for Hong Kong Profits Tax	**55,910**	114,391
— Provision for taxation outside Hong Kong	**9,460**	19,379
Deferred tax		
— Origination and reversal of temporary differences	**815,731**	84,804
	881,101	218,574

Provision for Hong Kong Profits Tax has been made at 17.5% (2004: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the period.

8 DIVIDENDS

(a) Dividends attributable to the interim period:

	For the six months ended 31st December	
	2005	2004
	HK$'000	HK$'000
Interim dividend declared after the interim period end of HK$0.40 per share (2004: HK$0.40 per share)	**725,832**	725,832

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December	
	2005	2004
	HK$'000	HK$'000
Final dividend in respect of the financial year ended 30th June, 2005, approved and paid during the interim period of HK$0.6 per share (2004: HK$0.55 per share)	**1,088,748**	998,019

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$7,649,490,000 (2004 (restated): HK$1,788,644,000) and on 1,814,580,000 ordinary shares (2004: 1,814,580,000) in issue during the period. Diluted earnings per share for the period is not presented because the existence of outstanding guaranteed convertible notes during the six months ended 31st December, 2004 and 2005 has an anti-dilutive effect on the calculation of diluted earnings per share for the period.

10 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of impairment loss) is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Under 1 month overdue	**293,224**	476,590
More than 1 month overdue and up to 3 months overdue	**2,208**	2,400
More than 3 months overdue and up to 6 months overdue	**1,528**	1,784
More than 6 months overdue	**17,849**	16,488
	314,809	497,262

11 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of impairment loss) is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Under 1 month overdue	**88,703**	206,696
More than 1 month overdue and up to 3 months overdue	**79,361**	31,502
More than 3 months overdue and up to 6 months overdue	**60,441**	14,069
More than 6 months overdue	**191,699**	142,383
	420,204	394,650
Prepayments, deposits and other receivables	**886,218**	941,787
Amounts due from associates	**33,274**	203,505
Amounts due from jointly controlled entities	**447,172**	27,097
	1,786,868	1,567,039

12 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade creditors is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Due within 1 month and on demand	**401,172**	353,405
Due after 1 month but within 3 months	**237,889**	121,949
Due after 3 months but within 6 months	**263,021**	40,607
Due after 6 months	**523,222**	591,243
	1,425,304	1,107,204
Other payables and accrued expenses	**981,712**	620,230
Amounts due to associates	**27,937**	55,151
Amounts due to jointly controlled entities	**31,687**	23,206
	2,466,640	1,805,791

13 COMPARATIVE FIGURES

Certain comparative figures have been adjusted or reclassified as a result of the changes in accounting policies. Further details are disclosed in note 2.

In addition, certain comparative figures have also been reclassified to conform with the current period's presentation.

OTHER INFORMATION

Review of Interim Results

The unaudited interim results for the six months ended 31st December, 2005 have been reviewed by the auditors of the Company, Messrs. KPMG.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Subsequent to the period under review, Henson International Finance Limited, a wholly-owned subsidiary of the Company, effected the full redemption of the remaining 1% guaranteed convertible notes due 2006 on 9th February, 2006, the maturity date, in the principal amount of HK$188,700,000 at 82% (as fixed under the terms thereof) which, together with accrued interest, amounted to HK$155,677,500.

Audit Committee

The Audit Committee met in March 2006 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2005.

Code on Corporate Governance Practices

During the six months ended 31st December, 2005, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not separate under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

BUSINESS REVIEW

Property Sales

The Hong Kong economy continued to perform well leading to notable improvement in local employment and robust retail trade as well as a boost in consumer spending and home buyers' confidence. In the local property market, sales turnover remained active. For the six months ended 31st December, 2005, the Group sold and pre-sold a total of approximately 600 residential units generating sales revenues of approximately HK$2,800 million attributable to the Group. In particular, the launch of the Group's development projects, namely, "CentreStage" on Hollywood Road, "Royal Green — Block 3" on Ching Hiu Road and "Royal Terrace" in North Point all recorded satisfactory results.

During the period under review, property turnover totalling HK$403 million was recorded in respect of the sales of the completed units of "Royal Terrace", "9 Durham Road" and "Metro Harbour View". Coupled with full completion of the "Grand Promenade" which is a large-scale waterfront joint venture development project, this resulted in an increase in the total sales revenue recorded by the Group during the period under review as compared to that reported in the same period of the previous financial year.

The following development projects were completed in the period under review:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	Gross Floor Area (sq.ft.)
1. 38 Tai Hong Street, Sai Wan Ho (Grand Promenade - Towers 1 & 6)	131,321 (Note)	564,375	Residential	63.82	360,184
2. 51 Man Tung Road, Tung Chung (Novotel Citygate)	358,560	236,720	Hotel	20.00	47,344
					407,528

Note: The site area for the whole of Grand Promenade is 131,321 sq.ft.

Pre-sale/sale of completed properties and projects under construction:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Residential Units Unsold & Pending Sale as at Period End	Approximate Gross Area of Remaining Unsold Units (sq.ft.)
(1)	**Completed property units pending sale:**						
1.	28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00	48	164,667
2.	1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00	48	145,849
3.	1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.44	38	89,771
4.	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	24	29,715
5.	8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00	39	48,501
6.	99 Tai Tong Road Yuen Long (Sereno Verde & La Pradera)	380,335	1,141,407	Residential	44.00	14	12,355
7.	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	24	19,795
8.	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central — Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	56	46,461
9.	8 Fuk Lee Street (Metro Harbour View — Phases 1 & 2)	228,595	1,714,463	Residential	73.02	300	170,773
10.	3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	58	37,128
11.	38 Tai Hong Street, Sai Wan Ho (Grand Promenade)	131,321	1,410,629	Residential	63.82	559	579,767
12.	39 Taikoo Shing Road (Splendid Place)	10,405	86,023	Commercial/ Residential	75.00	15	10,180
13.	Park Central - Phase 3 (Central Heights)	39,148	319,066	Residential	25.00	218	197,020
14.	18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 1)	97,133 (Note)	320,262	Residential	45.00	211	144,669
					No. of Units:	1,652	1,696,651

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Residential Units included	Approximate Gross Area (sq.ft.)
(2)	**Projects under construction offered for pre-sale and projects pending sale:**						
(A)	Projects under construction offered for pre-sale						
1.	108 Hollywood Road and 1-17 Bridges Street (CentreStage)	26,903	276,846	Commercial/ Residential	100.00	60	89,902
2.	18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 2)	97,133 (Note)	165,405	Residential	45.00	187	152,712
(B)	Projects pending sale						
3.	250 Shau Kei Wan Road (Scenic Horizon)	6,808	54,810	Commercial/ Residential	18.13	100	54,810
4.	1 High Street	7,958	63,633	Residential	100.00	95	63,633
5.	38 San Ma Tau Street To Kwa Wan (Grand Waterfront)	130,523	1,109,412	Commercial/ Residential	47.18	1,782	1,109,412
6.	8 Fuk Hang Tsuen Road Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	1,576	836,868
7.	Tai Po Town Lot No. 161 sea view villas	982,194	1,164,111	Residential	90.10	535	1,164,111
8.	50 Tan Kwai Tsuen Yuen long	54,487	54,487	Residential	100.00	119	54,487
					No. of Units:	4,454	3,525,935
					Total Saleable Units:	6,106	5,222,586

Note: The total site area for the whole of Phase 1 and Phase 2 of the "Royal Green" is 97,133 sq.ft.

Landbank

The Group seeks to replenish its land bank through various means. During the interim period under review, a number of agricultural land lots in the New Territories were acquired which amounted to a total site area of approximately 1.6 million sq.ft. In addition, the Group purchased a property site located at Nos. 14-30 King Wah Road, North Point and application has been made for development of this site into a residential-cum-retail project amounting to 254,000 sq.ft. in total gross floor area.

In addition, the Group continued its efforts to actively negotiate with the Government in connection with land use conversion and in the fixing of land-use conversion premium. In respect of the agricultural land plots located at Fanling Sheung Shui Town Lot No. 229, Ng Uk Tsuen, discussion is being held with the Government regarding the conversion premium for increasing the total gross residential floor area of this site to approximately 230,000 sq.ft. in total gross floor area attributable to the Group. Further, the Group has reached an agreement with the Government this month on the land premium for the hotel development site at Nos. 165-167 Wai Yip Street, Kwun Tong which will, upon completion, produce a total gross floor area of 241,000 sq.ft.

As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 18.2 million sq.ft. in gross floor area and the Group also held agricultural land lots of approximately 28.4 million sq.ft. in total land area.

West Kowloon Cultural District Project

In 2004, the Group, through a wholly-owned subsidiary World City Culture Park Limited, submitted a proposal to the Hong Kong Government for the development of the West Kowloon Cultural District Project. As the Government had subsequently imposed additional conditions on all the proponents, the Group considered that the viability was adversely affected and expressed its view to the Government. With the Government's recent decision to review the mode of development for the entire project, the Group will follow closely the outcome of the review.

Property Rental

During the period under review, total gross rental income of the Group including attributable contributions from rental properties of subsidiaries and jointly controlled entities amounted to approximately HK$1,293 million, showing an increase of 6.5% as compared with the corresponding period of the previous financial year. As at the end of the period under review, the total attributable gross floor area of the Group's rental portfolio amounted to approximately 8 million sq.ft. Average occupancy level of the core rental properties stood at 96% during the first half of the current financial year.

The improvement in employment rate and anticipated general salary increase have strengthened consumer confidence. The opening of Disneyland has led to continued increases in tourist arrivals from the Mainland and further boosted the demand for retail shop spaces. As a result, the Group recorded satisfactory increase both in rental and occupancy rates of its core retail properties. To capture higher rental yield, the Group will continue to renovate and upgrade the tenant mix of its shopping arcades. Renovation work for one of these properties, namely, the Shatin Plaza, was completed and this has led to increase recorded both in pedestrian flow as well as in sales turnovers of the tenants. It is anticipated that upward adjustment in rental rate for this shopping plaza will continue.

Following the completion of the Four Seasons Hotel and the luxurious serviced suites of Four Seasons Place, development of the entire International Finance Centre project was completed in September 2005 and the project has become a new landmark in Hong Kong. The period under review recorded great demand for Grade A offices due to expansion of business by investment banks and firms offering professional services. Demand for prime quality retail shops also increased as many retail businesses targeting high-spending customers seek more retail space. The office towers and the shopping arcade of the International Finance Centre became almost fully let as a result. In addition, the newly completed Four Seasons Hotel and Four Seasons Place which provide 399 and 519 luxury suites respectively will generate a diversified source of income to the Group.

Construction and Property Management

Due to the completion of construction contracts undertaken by the construction arm of the Group during the period under review relating to large-scale development projects, namely, the Grand Promenade in Sai Wan Ho and the Novotel Citygate in Tung Chung, turnover of this business segment of the Group amounted to HK$741 million, representing a substantial increase of 150% over the turnover figure of HK$296 million recorded for the corresponding period in the previous financial year.

The Group has received numerous awards for its construction projects and was also awarded the Tien-You Jeme Civil Engineering Awards for the Two International Finance Centre of 88

storeys in height. This latter-mentioned award is endorsed by the Ministry of Science and Technology as well as the Ministry of Construction in the Mainland and is the highest award granted in the Mainland for outstanding construction work undertaken in the civil engineering field.

Subsidiaries of the Group, Hang Yick and Well Born, are dedicated to deliver sophisticated property management services and at the same time also perform its part in taking up corporate social responsibility. Further, in October 2005, Well Born became the first company in Asia to be certified with ISO 10002 by the Hong Kong Quality Assurance Agency for the complaints handling management system established by the company.

Business In Mainland China

The Group is carrying out construction works of its various development sites in three major cities, namely, Beijing, Shanghai and Guangzhou. Rental income generated from investment properties of the Group continued to show an increase.

Foundation work on the development site owned by the Group known as No.2 Guan Dong Dian, Chao Yang Road, Chao Yang District located at the heart of the commercial district of Beijing City has already commenced. The site is going to be developed into a sizeable development complex with a total gross floor area of 2.71 million sq.ft. In Shanghai, construction work for the Group's development located at 130-2 Heng Feng Road, Zhabei District has also commenced. The site will be developed as an office building with a total gross floor area of approximately 510,000 sq.ft. In Guangzhou, construction work for the substructure of the Group's project located at 210 Fangcun Avenue in Fangcun District is currently in progress. The site is going to be developed into a project with nine high-rise residential buildings and retail shopping premises that will amount to approximately 2.52 million sq.ft. in total gross floor area.

On the property leasing front, the "Meten Living Design" retail store located at Basement Level One and Basement Level Two of the retail shopping arcade of Henderson Centre in Beijing recorded 80% occupancy in the fourth quarter of 2005. In addition, the Group's wholly-owned Office Tower II of The Grand Gateway in Shanghai which amounts to approximately 688,000 sq.ft. in total gross floor area was completed in the fourth quarter of 2005. As the property is located in the busiest area of Xuhui District, this has attracted the interest of a number of foreign and Mainland enterprises and it is anticipated that both the occupancy rate as well as the rental rate for this property will show satisfactory growth. Further, leasing of the shopping podium at the Skycity and the Everwin Garden in Shanghai had been satisfactory.

Henderson Investment Limited

The consolidated profit of this group attributable to equity shareholders for the six months ended 31st December, 2005 amounted to HK$1,802 million, showing an increase of HK$854 million over the restated consolidated net profit for the same period in the previous financial year. If the revaluation surplus on completed investment properties net of deferred tax were not to be taken into account, the underlying net profit for the period would be HK$946 million, showing an increase of HK$100 million or 12% over the restated underlying net profit of HK$846 million for the same period in the previous financial year. During the period under review, total rental income of this group amounted to approximately HK$335 million which showed a slight increase over the figure recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of this group amounted to approximately 1.9 million sq.ft. in total attributable gross floor area, with average

occupancy standing high at 94%. In view of the increase in the supply of hotel rooms in Hong Kong, competition in the local hotel industry has increased. Nevertheless, during the period under review, notwithstanding that the average occupancy level of the Newton Hotel Hong Kong and the Newton Hotel Kowloon showed a slight decrease, substantial increase was recorded in room tariff rates. Benefiting from the recovery in local consumer spending and the relaxation policy of the central government in Mainland China that brought about increasing tourists under the "Individual Visit Scheme", the retailing business of this group operated under its Citistore outlets recorded a moderate increase in turnover as compared to that of the corresponding period in the previous financial year.

China Investment Group Limited, a 64%-owned subsidiary of Henderson Investment Limited, is engaged in the toll-bridge and toll-road joint venture operations in the Mainland. Owing to the repair work undertaken for the Hang Zhou Qiangjiang Third Bridge, turnover from the infrastructural business of this group reduced substantially by 40%. Henderson Cyber Limited, which is 78.69% held by this group, is engaged in the provision of "iCare" broadband service, merchandising as well as data centre and intelligent building network installation services.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit after taxation attributable to shareholders amounted to HK$5,281 million in the financial year ended 31st December, 2005. As at the end of 2005, the number of customers was 1,597,273, an increase of 34,995 over 2004. This group concluded a joint venture piped gas project in Xi'an, Shaanxi Province in early 2006, which is its largest gas investment project on the Mainland to date, and has laid a foundation for its future move into northwestern China, a huge market noted for its rapid economic growth. Altogether, this group now has city piped gas joint venture projects in 31 mainland cities across various districts. This group successfully entered the Mainland's water sector after concluding three water projects in 2005.

In Hong Kong, this group continues to expand its gas supply network. Town gas supply has been extended to the international theme park at Penny's Bay on Lantau Island last year. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. In order to receive natural gas from the Guangdong Liquefied Natural Gas Terminal, this group is laying a twin submarine pipeline from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. By the fourth quarter of 2006, the Guangdong LNG Terminal should be supplying natural gas to Hong Kong which will then be used to partially replace naphtha as feedstock for the production of town gas. On the property development front, this group has a 15.79% interest (15% interest at the end of 2005) in the International Finance Centre and 50% interest in the Grand Promenade, both of which were entirely completed during the period under review. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project has been named the Grand Waterfront and, with the inclusion of the commercial area, will provide a total gross floor area of approximately 1.11 million sq.ft. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2005 amounting to HK$243 million, representing a decrease of 26% as compared to that recorded in 2004. During the year, this group recorded an operating profit of approximately HK$192 million from the sale of approximately 350 residential units of Metro Harbour View, with a value of approximately HK$420 million. Rental income from the commercial arcade, Metro Harbour Plaza, amounted to HK$15.5 million for the year. The occupancy rate as at the end of the year was approximately 96% after taking into account the committed tenancies. In respect of the development site at No. 222 Tai Kok Tsui Road,

foundation work had been completed and construction of the superstructure was in good progress. The site is being developed into a residential-cum-commercial property of a total gross floor area of approximately 320,000 sq.ft. The target date for completion of the project is late 2008. Construction work in respect of Nos. 43-51A Tong Mi Road had been substantially finished and this project will be ready for sale in the first half of this year. The demolition work for No. 6 Cho Yuen Street, Yau Tong had been completed and construction work is expected to commence in the second half of 2006. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. The substantial increase of fuel oil price led to a deficit of HK$4 million in Ferry, Shipyard and Related Operations for the year. The operating results of the Travel and Hotel Operations turned from a surplus to a deficit of HK$2.6 million during the year. It is anticipated that the proceeds from the sales of the properties and the rental from commercial arcade will continue to be the primary source of income for this group in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$328 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2005, representing an increase of 115% over the restated profit for the corresponding period of the previous financial year. This group adopted the new accounting policies as stipulated by Hong Kong Institute of Certified Public Accountants, in relation to investment properties and hotels, which led to a reported increase in net profit amounting to HK$179 million. Benefiting from the continuous growth in the local economy, there were improvements in consumer confidence along with healthy growth in the business and leisure travels sectors. Hotel Miramar experienced a respectable growth in its operating results, achieving an average occupancy of 88%, while average room rate improved by almost 20% as compared to that of the previous period. The overall average occupancy rate of the Miramar Shopping Centre and the Hotel Miramar Shopping Arcade reached 87% with only a moderate increase in total rental income. The Miramar Shopping Centre and the Hotel Miramar Shopping Arcade successfully reorganized the tenant mix and upgraded the market position. Average rental for new retail tenants occupying approximately 60,000 sq.ft. of rental area increased by 47% as compared to rentals for previous tenants. For the office market, the Miramar Tower recorded over 95% average occupancy rate. During the period under review, this group sold approximately 20 acres of commercial land in Placer County, California (FY2004: 16 acres of commercial land and 280 residential lots) that contributed to this group's profit. During the period under review, the food and beverage business remained stable, whereas turnover of its travel business increased slightly compared to the same period last year.

Privatisation Schemes

Henderson Cyber

The Company, Henderson Investment, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005 the privatisation proposal of Henderson Cyber by Henderson Investment and Hong Kong and China Gas by way of a scheme of arrangement involving the cancellation and extinguishment of the scheme shares in Henderson Cyber at the cancellation price of HK$0.42 in cash per scheme share. The scheme was approved by a majority of 99.96% of the independent shareholders present and voting at the court meeting. The scheme took effect in December 2005 and the listing of the shares in Henderson Cyber on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited was withdrawn. Upon completion of the privatisation, Henderson Investment's interest in Henderson Cyber was increased to approximately 78.69%. The aggregate amount of cancellation price paid by Henderson Investment was HK$252.53 million.

Henderson Investment

In November 2002, the Company announced a privatisation proposal of Henderson Investment at the cancellation price of HK$7.60 in cash per scheme share in Henderson Investment. According to the "The Code on Takeovers and Mergers", one of the conditions to the proposal is that the scheme is not disapproved by more than 10% in value of all the shares held by independent minority shareholders of Henderson Investment (the "10% Threshold"). At the court meeting held on 2nd January, 2003, up to 85.6% of the independent minority shareholders of Henderson Investment present voted in favour of the scheme. However, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme could not take effect and hence lapsed.

The Company proposed the privatisation of Henderson Investment again in November 2005. As announced in December 2005, the cancellation consideration was increased to 1 share in the Company in exchange for every 2.5 scheme shares in Henderson Investment. At the court meeting held on 20th January, 2006, a majority up to 85.7% of the independent minority shareholders of Henderson Investment present voted in favour of the privatisation proposal. Again, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme still could not take effect and hence lapsed.

FINANCIAL REVIEW

Review of Results

During the six-month period which ended on 31st December, 2005, the Group's turnover amounted to approximately HK$2,733 million, representing an increase of 7% when compared to that recorded in the corresponding period ended 31st December, 2004. Profit attributable to equity shareholders of the Company amounted to approximately HK$7,649 million in the period under review, showing an increase of 328% from the restated profit of HK$1,789 million (previously stated as HK$1,296 million) which was recorded in the corresponding period of the previous financial year. As from the financial year under review, the Group has started to adopt Hong Kong Accounting Standard 16 "Property, Plant and Equipment" ("HKAS 16"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" ("HKAS 39") and HK Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK Int 2"), which all had their respective effects on the interim results of the Group and also led to the above-mentioned restatement of profit for the previous financial year. The Group's attributable profit excluding the impact of adopting Hong Kong Accounting Standard 40 "Investment Property" ("HKAS 40") and HK (SIC) Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" ("HK (SIC) Int 21") on investment properties and income taxes amounted to HK$2,358 million, representing an increase of 83% over the restated figure of HK$1,286 million in the corresponding period of the year.

Turnover of the Group's property development segment recorded in the six-month period under review amounted to approximately HK$403 million which represented a decrease of 29% when compared to that recorded during the corresponding period of the previous financial year. In part, this reflects the marketing policy of the Group whereby certain property units of the Group's projects were promoted for sale only after completion. This business segment recorded a profit contribution of HK$117 million during the period under review as compared to the figure of HK$119 million that was recorded in the corresponding period of the previous financial year.

Gross rental revenue including attributable contributions from rental properties owned by subsidiaries and jointly controlled entities amounted to approximately HK$1,293 million in the interim period under review as compared to HK$1,214 million recorded in the corresponding period of the previous financial year, reflecting an increase of 6.5% under improving local economic conditions. Profit contribution from operation relating to property rental of the Group including attributable contributions from rental properties owned by subsidiaries and jointly controlled entities amounted to approximately HK$766 million in the six-month period under review and showed an increase of 4% from the figure of HK$735 million that was recorded in the corresponding period of the previous financial year.

Due to the adoption of HKAS 40, the subsidiaries of the Group recorded an amount of HK$5,019 million in respect of increase in fair value of investment properties in the financial period under review (corresponding period in FY2004 restated: HK$593 million).

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's development units, amounted to approximately HK$70 million in the interim period under review as compared to HK$42 million that was recorded in the corresponding period of the previous financial year.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$15 million in profit in the interim period under review representing a decrease of 72% over that recorded in the corresponding period of the previous financial year.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under China Investment Group Limited, amounted to approximately HK$52 million as compared to HK$107 million recorded for the corresponding period of the previous financial year mainly due to reduced traffic volume of a toll bridge in Hangzhou as a result of repair and maintenance work in progress.

Profit contribution from hotel operation of the Group showed an increase of 13% in the interim period under review as compared to the restated figure in the corresponding period of the previous financial year and amounted to approximately HK$24 million. Also, the Group's department store operation benefited from increased consumer spending and reported a satisfactory growth in profit.

The segment of other activities of the Group registered a combined loss of approximately HK$62 million in the financial period under review as compared to a profit of HK$58 million which was recorded in the corresponding period of the previous financial year.

Share of profits less losses of associates net of taxation of the Group amounted to approximately HK$1,101 million, representing an increase of 42% as compared to that recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include HK$313 million increase in fair value of investment properties (corresponding period in FY2004 restated: HK$95 million) as a result of the adoption of HKAS 40 by the associates of the Group. In particular, the Group's share of profit net of taxation from the three listed associates amounted to HK$1,010 million in the period under review as compared to the restated HK$670 million recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include an amount of HK$223 million representing increase in fair value of investment properties (corresponding period in FY2004 restated: HK$119 million) as a result of the adoption of HKAS 40 by the three listed associates. Share of profits less losses net of taxation of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities showed significant improvement and amounted to approximately HK$2,217 million as compared to HK$81 million in the corresponding period of the previous financial year. The increase of such share of profits less losses figures was partly due to substantial attributable share of profits arising from the sale of part of the Grand Promenade project. Moreover, the figures include an amount of HK$1,810 million representing attributable share of increase in fair value of investment properties, being mainly International Finance Centre, as a result of the adoption of HKAS 40 (corresponding period in FY2004 restated: nil).

As a result of privatization of Henderson China Holdings Limited and Henderson Cyber Limited, the Group recorded approximately HK$813 million gain and around HK$162 million impairment loss respectively.

Financial Resources and Liquidity

As at 31st December, 2005, shareholders' funds of the Group amounted to approximately HK$72,478 million, representing an increase of 10% when compared with the restated shareholders' funds of HK$65,692 million as at 30th June, 2005 (previously stated as HK$66,699 million). The Group is in a strong financial position and possesses a large capital

base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank borrowings together with outstanding amount in Guaranteed Convertible Notes, after deducting cash holdings of approximately HK$5,523 million, amounted to approximately HK$12,231 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate financial resources for funding its ongoing operations as well as its future expansion.

Apart from the aforesaid privatization of Henderson China Holdings Limited and Henderson Cyber Limited, the Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

Loan Maturity Profile

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2005 and 30th June, 2005 respectively are summarised as follows and are shown together with outstanding Guaranteed Convertible Notes:

	As at 31st December, 2005 HK$'000	**As at 30th June, 2005 (restated) HK$'000**
Bank Loans and Borrowings Repayable:		
Within 1 year	**4,393,283**	3,097,364
After 1 year but within 2 years	**3,346,086**	4,920,139
After 2 years but within 5 years	**5,362,467**	6,744,260
After 5 years	**4,497,510**	1,250,000
Guaranteed Convertible Notes	**154,472**	186,875
Total Bank Loans and Borrowings and Guaranteed Convertible Notes	**17,753,818**	16,198,638
Less: Cash At Bank and In Hand	**(5,523,259)**	(4,355,663)
Total Net Bank Borrowings & Guaranteed Convertible Notes Outstanding	**12,230,559**	11,842,975

Gearing Ratio

As interest rate continued to move upward during the period under review, the Group had adopted a more prudent financial management strategy. As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of total net bank borrowings and Guaranteed Convertible Notes Outstanding as a ratio of the Group's shareholders' funds decreased to 17% as at 31st December, 2005 as compared to 18% that was registered as at the end of the previous financial year. The Group's profit from operations of HK$746 million, when added to an aggregate amount of HK$1,804 million representing the Group's share of operating profits less losses of associates as well as jointly controlled entities, covered the interest expense before capitalization of HK$379 million (corresponding period in FY2004: HK$88 million) by 7 times (corresponding period in FY2004 restated: 22 times).

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings.

In respect of the Group's business activities in Mainland China that are conducted through its subsidiaries, a portion of the borrowings was denominated in Renminbi during the financial year under review. Also, certain portion of bank borrowings obtained by the Group's subsidiary, China Investment Group Limited, was denominated in Renminbi to finance its infrastructure projects in Mainland China. As a whole, however, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings, and the Group did not enter into any currency swap agreement during the period under review.

Capital Commitments

As at 31st December, 2005, capital commitments of the Group totally amounted to HK$7,061 million as compared with HK$7,189 million that was recorded as at 30th June, 2005. Out of the total capital commitments of the Group, the future development expenditure in both Hong Kong and Mainland China approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$5,103 million and this compares with HK$4,860 million that was recorded as at 30th June, 2005.

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$2,104 million as at 31st December, 2005, representing a decrease of 15% as compared to approximately HK$2,476 million that was outstanding as at 30th June, 2005. These mainly comprised guarantees given by Henderson Land Development Company Limited to commercial banks to secure banking facilities granted to an associate and a jointly controlled entity of the Group.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2005, the number of full-time employees of the Group was about 6,600, which remained static when compared with that as at 31st December, 2004. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total staff costs amounted to HK$439 million for the six-month period which ended on 31st December, 2005 and HK$408 million for the corresponding period of last year.

PROSPECTS

Following continued improvement shown in the local economy, the Hong Kong people have seen improvement in employment prospects and also increase in their income. After going through an earlier phase of consolidation, overall property prices have now become generally affordable. Further, as commercial banks recorded surplus in available funds, these institutions are recently keen to offer housing mortgage loans on preferential terms. At the same time, the Government extended the limit for tax deduction for home loan interest to ten years. These developments in the marketplace serve to alleviate the burden of loan servicing home buyers. Moreover, there is also a rising trend in local marriage. All these factors contribute to the increase in demand for residential properties. According to Government statistics, new residential units to be completed in the next few years will show a decline and this has led to some concern that this may gradually lead to tight supply. It is anticipated that prices of residential properties will increase by 5% this year.

The Group plans to launch the sales of a number of development projects in the near future, which include the large-scale waterfront luxury development "Grand Waterfront" situate at 38 San Ma Tau Street, Kowloon and the development project at No. 1 High Street, Hong Kong. Moreover, with the completion of the Deep Bay Link expressway in the near future, the Group's project, namely, The Sherwood, at 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, will stand to

benefit from such infrastructural improvement. The "Grand Promenade", which was recently completed by the Group, has been highly applauded by purchasers for the quality of this development. The Group is optimistic about the prospect of sale of the sea-view units reserved on the top floors of this project in the future.

Benefiting from the Closer Economic Partnership Arrangements with the Mainland, Hong Kong has emerged as a two-way platform for businesses making entry to markets in the Mainland and the Asia Pacific region. Overseas and Mainland companies as well as investors have increased their demand for office space. However, as there will still be limited supply of newly completed quality office property units in the core commercial districts over the next two years, it is anticipated that the occupancy of office properties will continue to rise. In view of the sustained recovery in consumer confidence led by improvement in local employment as well as the increased number of tourists under the "Individual Visit Scheme", the retail business will remain buoyant with rent in retail shops continuing to show further increase.

In view of keen demand for quality office space and retail shopping properties, the Group has in recent years eagerly sought to upgrade the quality of its rental property portfolio. Early this year, the Group and The Hong Kong and China Gas Company Limited increased their interests held in the International Finance Centre project to 34.21% and 15.79% respectively. In addition, the Group will continue to refurbish its core shopping arcades in phases and improve the tenant mix of these properties, with an aim to achieve increasing rental income.

To strengthen the role of Hong Kong as a financial centre, the Government has earlier announced the abolition of estate duty as well as the exemption of offshore funds from profits tax. This will benefit the financial service and related sectors and also bring about more employment opportunities. As a result, it is anticipated that the overall property market, including office and residential properties, will show further improvement.

As announced earlier this month, the Group is exploring the possibility of selling certain properties to a real estate investment trust proposed to be established and the outcome of the study will be further announced as and when appropriate.

Following the stringent macro-economic control measures implemented by the central government in the second half of 2005, sales turnover of the property market in Mainland China has become stable. In the long run, these measures will contribute to bringing about sustained economic growth and influx of foreign investments, eventually leading to a healthier property market in the Mainland.

The Group is confident about the development of its business in the Mainland. As a result, the Group will continue to carry out its investments in the major cities and will also actively seek for investment opportunities in peripheral cities. Such planned expansion of the Group's business in the Mainland will contribute towards paving the way for establishing a firm foundation for future development of the Group's business in the long run.

Both the Group's rental income as well as contributions from the Group's listed associates provide a stable recurrent income to the Group. With the anticipated completion of the "CentreStage", profit from the pre-sale of units of this development will be accounted for in the second half of the current financial year. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 22nd March, 2006

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.